Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

1. Organization and Description of Business

Cowen Execution Services LLC (the "Company"), a Delaware-registered limited liability corporation, is a registered broker-dealer with the Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") as well as exchanges and other self-regulatory organizations ("SROs"). FINRA serves as the Company's Designated Examining Authority. The Company is a wholly-owned subsidiary of Cowen Holdings, Inc. ("CHI") which is an indirectly wholly-owned subsidiary of Cowen Inc. ("CI" or "Ultimate Parent").

The Company provides a comprehensive suite of execution and clearing services to market participants, including equities, fixed income, and commission management services. The Company's institutional clients include banks, investment managers, hedge funds, corporations, plan sponsors, broker-dealers, family offices, and financial intermediaries.

2. Summary of Significant Accounting Policies

Basis of Presentation
The Company's statement of financial condition is prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") as promulgated by the Financial Accounting Standards Board ("FASB") through the Accounting Standards Codification ("ASC") as the source of authoritative accounting principles in the preparation of financial statements.

Use of Estimates
The preparation of the accompanying statement of financial condition is in conformity with US GAAP, requires the management of the Company to make estimates and assumptions that affect the fair value of securities and other investments, the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the accompanying statement of financial condition. Actual results could materially differ from those estimates.

Cash
Cash includes cash held on deposit. Cash is held and concentrated in BMO Harris Bank NA.

Cash Segregated In Compliance with Federal Regulations and Other Restricted Deposits
Cash segregated in compliance with federal regulations and other restricted deposits consist of cash deposited in special reserve bank accounts for the benefit of customers under SEC Rule 15c3-3 and cash held in accounts designated as Special Reserve Bank Accounts for Proprietary Accounts of Broker-Dealers ("PAB") (Note 10).

Deposits with Clearing Organizations
Under the terms of the agreements between the Company and some of its clearing organizations and banks, balances owed to clearing organizations are collateralized by certain of the Company's cash and securities balances (Note 4).

Allowance for Doubtful Accounts
The allowance for doubtful accounts is based on the Company's assessment of the collectability of securities transactions and other receivables. The Company considers factors such as historical experience, credit quality, age of balances and current economic conditions that may affect collectability in determining the allowance for doubtful accounts.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

Valuation of Investments and Derivative Contracts
US GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1   Inputs that reflect unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date;

Level 2   Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly, including inputs in markets that are not considered to be active; and

Level 3   Fair value is determined based on pricing inputs that are unobservable and includes situations where there is little, if any, market activity for the asset or liability. The determination of fair value for assets and liabilities in this category requires significant management judgment or estimation.

Inputs are used in applying the various valuation techniques and broadly refer to the assumptions that market participants use to make valuation decisions, including assumptions about risk. Inputs may include price information, volatility statistics, specific and broad credit data, liquidity statistics, and other factors. A financial instrument's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. However, the determination of what constitutes "observable" requires significant judgment by the Company. The Company considers observable data to be that market data which is readily available, regularly distributed or updated, reliable and verifiable, not proprietary, and provided by independent sources that are actively involved in the relevant market. The categorization of a financial instrument within the hierarchy is based upon the pricing transparency of the instrument and does not necessarily correspond to the Company's perceived risk of that instrument.

The Company primarily uses the "market approach" to value its financial instruments measured at fair value. In determining an instrument's level within the hierarchy, the Company categorizes the Company's financial instruments into two categories: securities and derivative contracts. To the extent applicable, each of these categories can further be divided between those held long or sold short.

Securities
Securities with values based on quoted market prices in active markets for identical assets are classified within level 1 of the fair value hierarchy. These securities include active listed equities. The Company does not adjust the quoted price for such instruments, even in situations where the Company holds a large position and a sale could reasonably impact the quoted price.

Certain positions for which trading activity may not be readily visible are stated at fair value and classified within level 2 of the fair value hierarchy. The estimated fair values assigned by management are determined in good faith and are based on available information considering, trading activity, broker quotes, quotations provided by published pricing services, counterparties and other market participants, and pricing models using quoted inputs, and do not necessarily represent the amounts which might ultimately be realized. As level 2 investments include positions that are not always traded in active markets and/or are subject to transfer restrictions, valuations may be adjusted to reflect illiquidity and/or non-transferability.

Derivative Contracts

Derivative contracts can be exchange-traded or privately negotiated over-the-counter ("OTC"). Exchange-traded derivatives, such as exchange-listed option contracts, are typically classified within level 1 or level 2 of the fair value hierarchy depending on whether or not they are deemed to be actively traded. OTC derivatives, such as options and currency forwards, have inputs which can generally be corroborated by market data and are therefore classified within level 2. OTC derivatives such as options where market data is not readily available or observable are classified as level 3.

Fair Value of Financial Instruments

All of the Company's financial instruments are carried at fair value or amounts approximating fair value.

Due to and due from related parties

An affiliate of the Company may advance amounts and pay certain expenses on behalf of employees of the Company or other affiliates of the Company. These amounts settle in the ordinary course of business. The Company also provides execution and clearing services for the brokerage clients of affiliates. The Company additionally has a commission sharing agreement, engages in securities financing transactions on which it earns interest, and maintains an uncommitted line of credit agreement (Note 12) with affiliates. Such amounts are included in due from related parties and due to related parties on the accompanying statement of financial condition (Note 11).

Receivable from and Payable to Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations includes amounts receivable for fails to deliver securities, amounts receivable from broker-dealers and clearing organizations, commissions receivable from broker-dealers, and interest receivable from securities financing arrangements (Note 5).

Payable to brokers, dealers and clearing organizations includes amounts payable for fails to receive securities, amounts payable to broker-dealers and clearing organizations on open transactions, interest payable for securities financing arrangements, and payables of deposits held in proprietary account of brokers and dealers (Note 5).

Receivable from and Payable to Customers

Receivable from customers consists of amounts owed by customers relating to securities transactions not completed on settlement date (Note 6).

Payable to customers primarily consists of amounts owed to customers relating to securities transactions not completed on settlement date (Note 6).

Securities held by the Company and intended for settlement against customer orders are held as collateral for customer receivables. Securities owned by customers, including those that collateralize margin, are not reflected as assets of the Company on the statement of financial condition. In the event of fails to deliver securities to or receive securities from the customer, the Company records corresponding receivables from customers or payables to customers, respectively, on a settlement-date basis on the consolidated statement of financial condition.

Securities Borrowed and Securities Loaned

Cash securities borrowed and loaned transactions are recorded at the amount of cash collateral advanced or received. For securities borrowed, the Company deposits cash or other collateral with the lender. The Company monitors the fair value of the securities borrowed on a regular basis and adjusts the cash advanced, as appropriate. For securities loaned, the Company receives cash collateral that typically exceeds the market

value of securities loaned. The Company monitors the fair value of the securities loaned on a regular basis and adjusts the cash received, as appropriate (Note 12).

The Company typically borrows securities when securities are needed to deliver against a settling transaction, such as non-standard settlements requested by a customer or a fail to receive, or to facilitate securities lending to customers. The Company typically loans securities in order to fund non-standard settlements requested by a customer, satisfy fails to receive, assist clients in fulfilling regulatory requirements in connection with their short sales, and facilitate securities borrowing from customers.

For financial statement purposes, the Company does not offset their securities borrowing or securities lending transactions because the conditions for netting as specified by U.S. GAAP are not met. The Company's securities borrowing and securities lending transactions are governed by master agreements that are widely used by counterparties and that may allow for net settlements of payments in the normal course as well as offsetting of all contracts with a given counterparty in the event of bankruptcy or default of one of the two parties to the transaction. As these arrangements generally can be terminated on demand, they exhibit little, if any, sensitivity to changes in interest rates.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value
Proprietary financial instruments including securities and options are reported on the statement of financial condition at fair value on a trade-date basis.

Securities owned, at fair value are held by the Company and are considered held for trading. Substantially all equity securities are used by the Company for entering into securities lending transactions. Securities sold, not yet purchased, at fair value, represent obligations of the Company to deliver the specified security at the contracted price and, thereby, create a liability to purchase the security in the market at prevailing prices. The Company's liability for securities to be delivered is measured at their value as of the date of the financial statement. However, these transactions result in market risk, as the Company's ultimate cost to satisfy the delivery of securities sold, not yet purchased, at fair value may exceed the amount reflected on the statement of financial condition.

Receivable and Payable on Derivative Contracts, at Fair Value
The Company's derivative financial instruments are held for trading purposes and primarily consists of exchange-listed option contracts which are carried at fair value. Fair values for those option contracts are based on quoted market prices. The Company utilizes foreign exchange forward contracts to reduce its exposure to fluctuations in foreign exchange rates. These instruments are recorded at fair value based on industry standard pricing services.

Other Assets
Other assets consist primarily of a membership (which is reported at cost), dividends, and other miscellaneous receivables.

Notes Payable
The Company drew down $9.0 million from an unsecured promissory note loaned by CI. The notes payable is presented on the statement of financial condition at its outstanding unpaid principal balance. Interest expense is accrued on the unpaid principal balance (Note 12).

Accounts Payable, Accrued Expenses and Other Liabilities
Accounts payable, accrued expenses and other liabilities primarily consist of accrued bonuses, incentives and other employee benefit expenses, accrued expenses, accounts payable, and other miscellaneous liabilities.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters which an estimate can be made. Neither accrual nor disclosure is required for losses that are deemed remote.

Income Taxes

The Company is a single member limited liability company that is disregarded for income tax purposes. The Company is included in the consolidated federal and combined state and local tax returns filed by CI. The Company has a tax sharing agreement with CI whereby the Company records income tax liability or benefit as a deemed contribution or distribution, respectively, which is recorded as an adjustment to the Company's equity by the Member. The income tax expense or benefit is computed on a benefit-for-loss basis by a member of a consolidated group. Under this method, these attributes and deferred tax items, such as net operating losses, are treated as realized by the Company to the extent utilized in CI's consolidated tax return.

The Company considers expected sources of taxable income of the consolidated tax group when evaluating the realizability of its deferred tax assets. The Company accounts for income taxes in accordance with US GAAP which requires the recognition of deferred tax assets or liabilities based on the estimated future tax effects of temporary differences between the financial statement and tax bases of its assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized as income or loss in the period that includes the enactment date. The Company's deferred tax assets of $2.2 million consisted predominately net operating losses and deferred compensation items as of December 31, 2018. Valuation allowances are established to reduce deferred tax assets to an amount that is more likely than not to be realized. The Company did not record a valuation allowance as of December 31, 2018.

US GAAP clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statement. US GAAP requires the Company to determine whether a tax position is more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. For tax positions meeting the more likely than not threshold, the tax amount recognized in the financial statement is reduced by the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant taxing authority. The Company does not have any uncertain tax positions recorded for the year ended December 31, 2018.

Recently Issued Accounting Pronouncements

In August 2018, the FASB issued guidance for accounting for upfront costs and fees paid by a customer in a cloud computing arrangement. The guidance requires capitalization of implementation costs incurred in connection with a hosting arrangement or the development or obtainment of internal use software. The guidance is effective for entities for fiscal years beginning after December 15, 2020 and interim periods within annual periods beginning after December 15, 2021 for any implementation costs incurred after adoption. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition and does not expect this guidance to have a material impact on its statement of financial condition.

In August 2018, as part of its disclosure framework project, the FASB amended the disclosure requirements for fair value measurement. The amendments update and eliminate various disclosure requirements that improve the overall usefulness of the disclosure requirement for financial statement users and reduce costs by eliminating disclosures that may not be useful. The guidance is effective for business entities for fiscal

years beginning after December 15, 2019 and interim periods within those fiscal years. Since the guidance only relates to disclosure requirements, the Company does not expect this guidance to have a material impact on its statement of financial condition.

In February 2018, the FASB issued guidance to permit entities to reclassify certain tax effects from accumulated comprehensive income as a result of recent tax reforms. The amendments in this guidance are effective for fiscal years beginning after December 15, 2018 and interim periods within those fiscal years. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition and does not expect this guidance to have a material impact on its statement of financial condition.

In June 2016, the FASB issued guidance that impacts the impairment model for certain financial assets measured at amortized cost by requiring a current expected credit loss ("CECL") methodology to estimate expected credit losses over the entire life of the financial asset, recorded at inception or purchase. CECL will replace the loss model currently applicable to loans, held to maturity securities and other receivables carried at amortized cost. The guidance also eliminates the concept of other-than-temporary impairment for available-for-sale securities. Impairments on available-for-sale securities will be required to be recognized in earnings through an allowance, when the fair value is less than amortized cost and a credit loss exists or the securities are expected to be sold before recovery of amortized cost. Under the accounting update, there may be an ability to determine there are no expected credit losses in certain circumstances, e.g., based on collateral arrangements for lending and financing transactions or based on the credit quality of the borrower or issuer. For public business entities, the guidance is effective for reporting periods beginning after December 15, 2019. The Company is currently evaluating the impact of this guidance on the Company's statement of financial condition and does not expect this guidance to have a material impact.

3. Fair Value Measurements

The Company has established valuation policies and procedures and an internal control infrastructure over its fair value measurement of financial instruments which includes ongoing oversight by the Company's Valuation Committee as well as periodic audits performed by the Company's Internal Audit group. The Valuation Committee is comprised of senior management, including non-investment professionals, who are responsible for overseeing and monitoring the pricing of the Company's investments, including the review of the results of the independent price verification process, approval of new trading asset classes and use of applicable pricing models and approaches.

The US GAAP fair value leveling hierarchy is designated and monitored on an ongoing basis. In determining the designation, the Company takes into consideration a number of factors including the observability of inputs, liquidity of the investment and the significance of a particular input to the fair value measurement. Designations, models, pricing vendors, third party valuation providers and inputs used to derive fair market value are subject to review by the Valuation Committee and the Internal Audit group. The Company reviews its valuation policy guidelines on an ongoing basis and may adjust them in light of, improved valuation metrics and models, the availability of reliable inputs and information, and prevailing market conditions. The Company reviews a daily profit and loss report, as well as other periodic reports, and analyzes material changes from period-to-period in the valuation of its investments as part of its control procedures. The Company also performs back testing on a regular basis by comparing prices observed in executed transactions to previous valuations.

The Company's direct involvement with derivative financial instruments include exchange-listed option contracts and currency forwards. The Company's derivatives trading activities exposes the Company to certain risks, such as price and interest rate fluctuations, volatility risk, credit risk, counterparty risk, foreign

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

currency movements and changes in the liquidity of markets. The notional value of the currency forwards is $1.7 million.

The following table presents the assets and liabilities that are measured at fair value on a recurring basis on the accompanying statement of financial condition by caption and by level within the valuation hierarchy as of December 31, 2018:

| | Assets at Fair Value as of December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Securities owned, at fair value				
Common stock	$ 58,206	$ —	$ —	$ 58,206
Receivable on derivative contracts, at fair value				
Options	3,302	—	—	3,302
	$ 61,508	$ —	$ —	$ 61,508

| | Liabilities at Fair Value as of December 31, 2018 | | | |
	Level 1	Level 2	Level 3	Total
	(in thousands)			
Securities sold, not yet purchased, at fair value				
Common stock	$ 47,492	$ —	$ —	$ 47,492
Payable on derivative contracts, at fair value				
Options	1,014	—	—	1,014
Currency forwards	—	4	—	4
	$ 48,506	$ 4	$ —	$ 48,510

During the year ended December 31, 2018, there were no transfers between level 1 and level 2 assets and liabilities or any transfers into or out of level 3 assets and liabilities.

Other financial assets and liabilities
The following table presents the carrying values and fair values, at December 31, 2018 of financial assets and liabilities and information on their classification within the fair value hierarchy which are not measured at fair value on a recurring basis. For additional information regarding the financial instruments within the scope of this disclosure, and the methods and significant assumptions used to estimate their fair value see Note 2.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

| | December 31, 2018 | | |
	Carrying Amount	Fair Value	Fair Value Hierarchy
Financial Assets			
Cash	$ 75,884	$ 75,884	Level 1
Cash segregated in compliance with federal regulations and other restricted deposits	62,871	62,871	Level 1
Securities borrowed	423,735	398,137	Level 2
Financial Liabilities			
Securities loaned	430,060	405,898	Level 2
Notes payable	9,000	9,000	Level 2

The following table presents the gross and net derivative positions and the related offsetting amount as of December 31, 2018:

				Gross amounts not offset on the Statement of Financial Condition	
(in thousands)	Gross amounts recognized	Gross amounts offset on the Statement of Financial Condition (a)	Net amounts included on the Statement of Financial Condition	Financial instruments	Net amounts
Receivable on derivative contracts, at fair value	$ 3,302	$ —	$ 3,302	$ —	$ 3,302
Payable on derivative contracts, at fair value	1,018	—	1,018	—	1,018

(a) Includes financial instruments subject to enforceable master netting provisions that are permitted to be offset to the extent an event of default has occurred.

4. Deposits with Clearing Organizations

The Company has a total of $73.3 million of cash and securities in deposit accounts with clearing organizations that could be used as collateral to offset losses incurred by the clearing organizations, on behalf of the Company's activities, if such losses occur.

5. Receivable from, and Payable to, Brokers, Dealers and Clearing Organizations

Receivable from brokers, dealers, and clearing organizations includes amounts receivable for fails to deliver securities, amounts receivable from broker-dealers and clearing organizations, commissions receivable from broker-dealers, and interest receivable from securities financing arrangements.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

Payable to brokers, dealers and clearing organizations includes amounts payable for fails to receive securities, amounts payable to broker-dealers and clearing organizations on open transactions, interest payable for securities financing arrangements, and payables of deposits held in proprietary account of brokers and dealers.

(in thousands)

Receivable

Securities failed to deliver	$	72,918
Clearing organizations		71,747
Broker-dealers		47,426
Commissions receivable		7,121
Interest receivable		4,578
Allowance for doubtful accounts		(698)
Total receivable from brokers, dealers, and clearing organizations	$	203,092

Payable

Broker-dealers		76,371
Clearing organizations	$	36,339
Securities failed to receive		28,825
Interest payable		4,816
Total payable to brokers, dealers, and clearing organizations	$	146,351

6. Receivable From, and Payable to, Customers

Receivable from customers consist of amounts owed by customers relating to securities transactions not completed on settlement date.

Payable to customers primarily consist of amounts owed to customers relating to securities transactions not completed on settlement date.

(in thousands)

Receivable

Customer failed to deliver	$	28,613
Total receivables from customers	$	28,613

Payable

Customer failed to receive	$	50,880
Other customer payable		10
Total payables to customers	$	50,890

7. Deferred Compensation

The Company continues to incur costs for the previous owners' Nonqualified Deferred Compensation Plan, which is a deferred cash award plan that is expensed over a 27 month service period requirement. As of December 31, 2018, the Company had unrecognized compensation expense related to deferred cash awards of $0.1 million which will be fully amortized by the end of April 2019. There were no awards issued pursuant to this plan for the year ended December 31, 2018.

Under the 2010 CI Equity Plan, the Company awarded $0.3 million of deferred cash awards to its employees during the year ended December 31, 2018. These awards vest over a four year period and accrue interest at 0.7% per year.

8. Retirement Savings Plan

CI sponsors a Retirement and Savings Plan which is a defined contribution plan pursuant to Section 401(k) of the Internal Revenue Code (the "401(k) Plans"). All full-time eligible employees can contribute to the 401 (k) Plans up to federal contribution limits or up to 100% of their annual compensation, subject to certain limitations. The 401(k) Plans allows for pre-tax and ROTH contributions. CI provides matching contributions for certain employees that are equal to a specified percentage of the eligible participant's contribution as defined by the 401(k) Plans as well as discretionary profit sharing contributions.

9. Commitments and Contingencies

Commitments

The Company entered into agreements with certain information technology and clearing service providers including Bloomberg LP and Shadow. As of December 31, 2018, the Company's annual minimum guaranteed payments under these agreements are as follows:

(in thousands)		
2019	$	1,218
2020		788
2021		58
	$	2,064

Contingencies

In accordance with US GAAP, the Company establishes reserves for contingencies when the Company believes that it is probable that a loss has been incurred and the amount of loss can be reasonably estimated. The Company discloses a contingency if there is at least a reasonable possibility that a loss may have been incurred and there is no reserve for the loss because the conditions above are not met. The Company's disclosure includes an estimate of the reasonably possible loss or range of loss for those matters, for which an estimate can be made. Neither a reserve nor disclosure is required for losses that are deemed remote.

As is typical of most SEC registered broker-dealers, the Company receives both routine and non-routine regulatory inquiries relating to its business lines or clients, and is involved in various claims and lawsuits from time to time. The SEC, FINRA, other SROs and certain other regulatory bodies, such as state securities

commissions and foreign regulators, promulgate and enforce numerous rules and regulations that impact the Company's business. As a registered broker-dealer, the Company is subject, on an ongoing basis, to compliance examinations and inquiries by regulators, some of which may result in the imposition of fines and/or sanctions. Moreover, the Company currently is subject to certain inquiries and investigations, none of which relates to regulatory and financial reporting. The Company believes that none of these inquiries will, when concluded, have a material negative impact on the Company's financial condition.

The following information reflects developments with respect to the Company's legal proceedings that occurred during the period.

On December 27, 2013, Landol Fletcher filed a putative class action lawsuit against the Company, Convergex Holdings, LLC, Convergex Group, LLC, Convergex Global Markets Limited and G-Trade Services LLC (collectively, "Convergex") in the United States District Court for the Southern District of New York (Landol Fletcher and all others similarly situated v. Convergex Group LLC, Cowen Execution, Convergex Global Markets Ltd., Convergex Holdings LLC, G-Trade Services LLC, & Does 1-10, No. 1:13-CV-09150-LLS). The suit alleges breaches of fiduciary duty and prohibited transactions under ERISA and seeks to maintain a class action on behalf of all ERISA plan participants, beneficiaries and named fiduciaries whose plans were impacted by net trading by Convergex Global Markets Limited from October 2006 to December 2011. On April 11, 2014, Landol Fletcher and Frederick P. Potter Jr., filed an amended complaint raising materially similar allegations. This matter was assumed by the Company as a result of the Company's previously announced acquisition of Convergex Group, which was completed on June 1, 2017. On February 17, 2016, the District Court granted Convergex's motion to dismiss the amended complaint. Plaintiffs filed an appeal to the Second Circuit, and the AARP and Department of Labor filed amicus briefs on plaintiffs' behalf. The appeal was argued on December 12, 2016. On February 10, 2017, the Second Circuit Court of Appeals (1) reversed the District Court, finding that plaintiff has constitutional standing in a "representative" capacity to sue for damages to the ERISA defined benefit plan in which he is a participant, and (2) remanded to the District Court to reconsider, in light of the Circuit Court's decision, the issue whether plaintiff has standing to pursue claims on behalf of ERISA plans in which plaintiff is not a participant. Convergex filed a petition for rehearing, and the Court of Appeals denied the petition. On June 30, 2017, the Company filed a notice of motion and memorandum of law in support of a motion to stay the proceedings in the District Court pending resolution of its petition for writ of certiorari, which the Company intended to file with the U.S. Supreme Court. On August 16, 2017, the District Court granted the Company's motion to stay the proceedings in the District Court pending resolution of the Company's petition for writ of certiorari. On September 1, 2017, the Company filed a petition with the United States Supreme Court for a writ of certiorari requesting review of the decision of the Court of Appeals. On January 8, 2018, the U.S. Supreme Court denied the Company's petition for a writ of certiorari. The previously granted stay of the proceedings in the District Court has been lifted, and the case is proceeding in the District Court. Status conferences were held on April 6, 2018, October 12, 2018 and December 4, 2018. The Company is indemnified against losses arising from this matter pursuant to, and subject to, the provision of the purchase agreement signed on April 2, 2017 between CI the former owners of the Company. Because the case is in its preliminary stages, the Company cannot predict the outcome at this time, but it does not currently expect this case to have a material effect on its financial position.

The Company has estimated liabilities with respect to certain legal and regulatory matters. The Company does not expect subsequent changes to the estimates related to these matters, if any, to have a material effect on the Company's financial position due to indemnification rights that benefit the Company pursuant to the aforementioned purchase agreement signed on April 2, 2017 between CI and the former owners of the Company.

10. Regulatory Requirements

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 of the Securities Exchange Act of 1934 (the "Rule"). The Company computes net capital under the alternative method, which requires the maintenance of net capital, as defined, equal to the greater of $250,000 or 2 percent of aggregate debit items arising from customer transactions, as defined. At December 31, 2018, the Company had excess net capital of $110.4 million and its net capital requirement was $2.3 million.

Advances to affiliates, repayment of borrowings, distributions, dividend payments and other equity withdrawals are subject to certain notification and other requirements of Rule 15c3-1 and other regulatory bodies.

As a clearing broker-dealer, the Company is required to compute a reserve requirement for PAB and customers, as defined in SEC Rule 15c3-3. The PAB calculation is completed to allow each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2018, the Company had $17.5 million of cash on deposit in special reserve bank accounts for PAB, which was in excess of its required deposit of $4.2 million. At December 31, 2018, the Company had segregated $16.1 million of cash in special bank accounts for the benefit of customers, while its required deposit was $6.8 million.

11. Transactions with Related Parties

The Company previously entered into a service level agreement with an affiliate, Cowen Services Company, LLC ("CSC"), in which the employment of all of the Company's employees was assigned and transferred to CSC. Under this agreement, CSC is responsible for the compensation-related payments to these employees for their performance of services provided to the Company, and the Company records the related amounts payable to CSC in due to related parties on the statement of financial condition. CSC also agreed to provide certain administrative, support services and other assistance to the Company. All direct and indirect expenses are paid by CSC through an expense sharing agreement based on time, service, usage and headcount. At December 31, 2018, the Company has a $103.3 million payable to CSC, which is included in due to related parties on the statement of financial condition.

The Company maintains margin and collateral from an affiliate, Silver Strike Capital Inc. ("SLST") of $8.3 million which is included in due to related parties on the statement of financial condition as of December 31, 2018.

The Company engages in securities financing transactions with Cowen Overseas Investment LP ("COIL") and SLST. These transactions are recorded at the amount of cash collateral advanced or received. At December 31, 2018, there were securities borrowed from COIL of $15.9 million and securities loaned of $15.2 million which are included in securities borrowed and loaned on the statement of financial condition. Interest earned from these securities financing transactions are recorded on an accrual basis.

The Company maintains uncommitted line of credit agreements with CI. As of December 31, 2018, the Company drew down $9.0 million of an unsecured loan from CI (see Note 12).

The Company executes and clears trades for international brokerage clients of an affiliate, Cowen Execution Services Limited ("Limited"), on a fully disclosed basis. Limited additionally has employees that support CES' business operations. Limited is a wholly-owned subsidiary of the Parent.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

The Company provides clearing services to introducing customers of ATM Execution, LLC ("ATM") and Cowen and Company ("Cowenco"), affiliated broker-dealers.

The Company has a commission sharing agreement with Westminster Research Associates LLC ("WRA"), a wholly-owned subsidiary of the Parent. The Company remits to WRA a portion of commissions generated from trades executed for soft dollar credits as part of the commission sharing agreement.

12. Guarantees and Off-Balance-Sheet Credit Risk

Customer Activities and Credit Risk

In securities transactions, the Company's customer and correspondent clearance activities involve the execution and settlement of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contractual obligations.

The Company's customer securities activities are transacted on a delivery versus payment, cash or margin basis. In delivery versus payment transactions, the Company is exposed to risk of loss in the event of the customers' or brokers' inability to meet the terms of their contracts.

In margin transactions, the Company extends credit to clients collateralized by cash and securities in their account. In the event the customers or brokers fail to satisfy their obligations, the Company may be required to purchase or sell securities at prevailing market prices in order to fulfill the obligations.

The Company's exposure to credit risk can be directly impacted by volatile securities markets, which may impair the ability of counterparties to satisfy their contractual obligations. The Company seeks to control its credit risk through a variety of reporting and control procedures, including establishing credit limits based upon a review of the customers' financial condition and credit ratings. The Company seeks to control the risk associated with its customer margin transactions by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company also monitors required margin levels daily and, pursuant to its guidelines, requires customers to deposit additional collateral, or reduce positions, when necessary.

The Company typically enters into securities lending transactions in order to fund non-standard settlements and to earn residual interest rate spreads. Under these transactions, the Company receives cash collateral. Increases in securities prices may cause the market value of the securities loaned to exceed the amount of cash received as collateral. The Company mitigates the risk of the counterparty not returning the loaned securities by monitoring the market values daily and requiring additional cash as collateral when necessary, and when applicable, participating in a risk-sharing program offered through the Options Clearing Corporation ("OCC"). At December 31, 2018, the Company had gross obligations relating to securities loaned of $405.9 million of which cash collateral totaling $430.1 million was received. These securities loaned are equities that have no contractual maturity and may be recalled on demand at any time, subject to a two day notice period (Note 3).

In the normal course of business, the Company obtains securities under securities borrowed and custody agreements on terms which permits the Company to repledge or resell the securities to others. At December 31, 2018, the Company had borrowed securities of $398.1 million of which cash collateral totaling $423.7 million was given to counterparties, included on the statement of financial condition as securities borrowed.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

Market Risk

The Company may at times maintain inventories in equity securities and options contracts on both a long and short basis. Whereas long inventory positions represent the Company's ownership, short inventory positions represent obligations of the Company to deliver specified securities at a contracted price, which may differ from market prices prevailing at the time of completion of the transaction. Accordingly, both long and short inventory positions may result in losses or gains to the Company as market values of securities fluctuate. To mitigate the risk of losses, long and short positions are recorded at fair value and are continuously monitored by the Company.

Guarantees

The Company provides access to execution venues for certain customers via sponsored line agreements. These customers transmit non-solicited trade orders directly to the execution venue. The Company monitors the activity but does not have the ability to stop the activity, and is therefore exposed to risk of loss should the customer not meet its settlement obligations. The Company is billed for activity flowing through these lines and is reimbursed by the client. The Company is exposed to credit risk in the event that the client is unable to fulfill its settlement obligations with respect to these charges. The Company may maintain cash at financial institutions in excess of federally insured limits. The Company has not experienced any material losses in such accounts and does not believe it is exposed to significant credit risks.

In the normal course of business, certain activities of the Company involve the execution and clearance of customer securities transactions through clearing brokers. These activities may expose the Company to off-balance-sheet risk in the event a customer is unable to fulfill its contractual obligation since, pursuant to the clearing agreement, the Company has agreed to indemnify the clearing brokers without limit for losses that the clearing brokers may sustain from the clients introduced by the Company. However, the transactions are collateralized by the counterparty's underlying security, thereby reducing the associated risk of the position to the changes in the market value of the security through settlement date. At December 31, 2018, there were no amounts to be indemnified to these clearing brokers pursuant to these agreements.

The Company enters into secured and unsecured borrowing agreements to obtain funding necessary to cover daily securities settlements with clearing organizations. Funding is required for unsettled customer delivery versus payment and riskless principal transactions, as well as to meet deposit requirements with clearing organizations. Secured arrangements are collateralized by the securities.

The Company maintains uncommitted financing arrangements with affiliates and non-affiliates, the details of which are summarized below as of December 31, 2018. All non-affiliated arrangements are with large financial institutions.

Cowen Execution Services LLC
Notes to Statement of Financial Condition
December 31, 2018

Off-Balance Sheet Arrangements

	Maturity Date	Rate	Contractual Amount	Available Amount
Affiliates				
Cowen Inc.	None	Fed funds effective rate plus 2%	$ 300,000,000	$ 291,000,000
Non-affiliates				
Secured	None	Fed funds effective rate plus 1%	75,000,000	75,000,000
Secured	None	Fed funds effective rate plus 0.80%	75,000,000	75,000,000
Secured	None	Fed funds effective rate plus 1%	150,000,000	150,000,000
Unsecured	August 23, 2019	Fed funds effective rate plus 2.5%	70,000,000	70,000,000
		Total	$ 670,000,000	$ 661,000,000

Commitment fees related to these borrowings of an immaterial amount were included in accounts payable, accrued expenses and other liabilities on the statement of financial condition as of December 31, 2018.

13. Subsequent Events

The Company has evaluated events that have occurred after the balance sheet date through February 28, 2019 and has determined that there were no additional subsequent events requiring adjustment or disclosure.